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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-81584

                           NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

          Read Instruction Sheet (on back page) Before Preparing Form.
                              Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Majestic Investor Holdings, LLC
Majestic Investor Capital Corp.
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Full Name of Registrant

n/a
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Former Name if Applicable

One Buffington Harbor Drive
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Address of Principal Executive Office (Street and Number)

Gary, Indiana 46406-3000
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City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant completed the acquisition of three subsidiaries of Fitzgeralds Gaming Corporation on December 6, 2001. Financial statements for the acquired businesses are not yet available in order to comply with Rule 3-02 and Rule 10-01(b)(4) of Regulation S-X.

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael E. Kelly
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(Name)

(219) 977-7823
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(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Majestic Investor Holdings, LLC
                         Majestic Investor Capital Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           MAJESTIC INVESTOR HOLDINGS, LLC


Date: April 1, 2002                        By: /s/ Michael E. Kelly
      -------------                            ---------------------------------
                                               Michael E. Kelly, Executive Vice
                                               President and Chief Operating and
                                               Financial Officer


                                           MAJESTIC INVESTOR CAPITAL CORP.


Date: April 1, 2002                        By: /s/ Michael E. Kelly
      -------------                            ---------------------------------
                                               Michael E. Kelly, Executive Vice
                                               President and Chief Operating and
                                               Financial Officer

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                      [PriceWaterhouseCoopers Letterhead]


April 1, 2002

Mr. Michael E. Kelly
Executive Vice President, Chief Operating and Financial Officer and Secretary Majestic Investor Holdings, LLC
Majestic Investor Capital Corp.
One Buffington Harbor Drive
Gary, Indiana  46406-3000


Dear Mr. Kelly:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated April 1, 2002.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Majestic Investor Holdings, LLC and Majestic Investor Capital Corp. (collectively, the "Registrant") on or before the date the Form 10-K of the Registrant for the period from inception through December 31, 2001 is required to be filed.

Yours very truly,


/s/ PriceWaterhouseCoopers

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                         Deloitte and Touche Letterhead

April 1, 2002

Mr. Michael E. Kelly
Executive Vice President, Chief Operating
   and Financial Officer and Secretary
Majestic Investor Holdings, LLC
Majestic Investor Capital Corp
One Buffington Harbor Drive
Gary, Indiana  46406-3000


Dear Mr. Kelly:

     We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Fitzgeralds Las Vegas, Inc., Fitzgeralds Mississippi, Inc. and 101 Main Street Limited Liability Company for inclusion in the Majestic Investor Holdings, LLC and the Majestic Investor Capital Corp. (the "Registrant") Form 10-K on or before the date the Form 10-K of the Registrant for the period of inception through December 31, 2001 is required to be filed.

Very truly yours,

/s/ Deloitte and Touche